

November 28, 2012

Via E-mail
Pamela G. Marrone, Ph.D.
President and Chief Executive Officer
Marrone Bio Innovations, Inc.
2121 Second St. Suite A-107
Davis, CA 85618

> **Re: Marrone Bio Innovations, Inc.**
> **Amendment No. 2 to**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted November 9, 2012**
> **File No. 377-00033**

Dear Dr. Marrone:

We have reviewed your amended confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

Item 15. Recent Sales of Unregistered Securities, page II-2

1. Please revise to reflect the October 2012 issuances of the Convertible Note, the Senior Note, and the Subordinated Convertible Note and file the Senior Note and Subordinated Convertible Note as exhibits. We note in this regard your disclosure on pages F-49 and F-50.

Other

2. The financial statements should be updated, as necessary, to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

3. Upon filing a Form S-1, please provide a currently dated consent from the independent registered public accounting firm.

If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

Please also be advised that going forward we will deliver comment letters to you related to your draft registration statement following our normal e-mail procedures rather than using the secure e-mail system, unless you request otherwise.

You may contact Amy Geddes at (202) 551-3304 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief

cc: Charles S. Farman, Esq.
        Morrison & Foerster LLP